August 12, 2021, KBS Script only for 3-Minute Video.

Hello, my name is Bill Griffin -- I am the President and CEO of Koolbridge Solar. I would like to invite you to join Koolbridge Solar on its journey to revolutionize smart, clean, and renewable energy.

While solar continues its significant growth worldwide, there is no "Smart" technology today that distributes solar generated electrical energy throughout the household or business. The current electrical infrastructure in the US is over 100 years old, and not designed to accommodate alternative energy resources. Climate change is causing catastrophic weather events. We are experiencing more numerous and more powerful Hurricanes in the East, devastating fires in the West, and extended freezes in the South. Each event can and has had a negative impact on our antiquated energy distribution system - the grid. Based on those events, more homeowners than ever before find themselves and their families without energy for extended periods of time. Alternative and renewable solar energy is the emerging energy of choice for over 50% of American homeowners. This clean and green form of energy helps the planet by reducing carbon emissions, reducing monthly energy costs and supposedly, protects the homeowner from grid outages. Unfortunately, that final piece of information is not correct. Because outdated technology, such as the dumb breaker box, is a critical component in today's residential solar solutions, the result is reduced efficiency while preventing the homeowner from self- consuming his solar generated energy when the grid goes down!

To solve this problem Koolbridge Solar Inc. has developed a patent protected intelligent breaker box we call the Smart Load Center that manages multiple incoming sources of energy, increases efficiency, reducing energy costs, and allows the homeowner to self- consume solar generated energy when the grid is down.

The Smart Load Center is an intelligent energy management system that replaces dumb breaker boxes in grid-tied new and existing homes, as well as off-grid and ~~tiny~~ homes allowing the homeowner to self- consume their solar energy automatically, by switching to the grid, a generator, or battery backup if the sun does not shine for extended periods of time, while managing all in- home energy consumption down to the circuit level. The Smart Load Center is destined to revolutionize the distribution of smart, clean, and renewable energy.

What is the problem about using solar generated power when the grid is down?

It is a common misconception of existing solar solutions that there will still be a constant feed of electricity even during a power outage. Safety regulations do not allow solar power to be used while the grid is down so that electricians can safely repair power lines. This introduces an array of problems for homeowners, the primary one being that they cannot use their solar electricity when the grid is down.

There is a solution to this problem

➢ The SLC has the capability to automatically handle all the management of a home's electricity.

➢ The SLC allows homeowners to manually manage power throughout their home down to each circuit.

➢ Paired with battery backup or generator, the home will have power even in the event of a grid power outage.

➢ Homeowners have the ability and can even preplan which sections of the home will receive power.

The SLC and its underlying technology solves the issues of homeowners not having access to their solar power when the grid is down. The SLC is an interconnected and intelligent replacement for the traditional breaker box. The SLC unlocks an enormous amount of untapped potential for homeowners through data collection, analysis, cost breakdown and automated energy distribution through Koolbridge' s proprietary software.

The SLC allows homeowners to manually manage power throughout their home down to each circuit. Paired with battery backup or generator, the home will have power even in the event of a grid power outage. The days in the past of

cleaning out the refrigerator due to a power outage are over.

There are many benefits for a homeowner to install a Smart Load Center

➢ The Smart Load Center seamlessly integrates tracking of energy from multiple

different input sources throughout the home on a circuit-by-circuit basis.

➢ Keeps the most important circuits alive during an outage.

➢ Maximizes runtime on battery or generators during an outage.

➢ When used in tandem with solar panels, the SLC helps homeowners become

independent of the electrical grid.

➢ The SLC helps increase home resale value.

➢ The SLC lowers monthly energy costs.

Koolbridge Solar has 30 patent applications

The diversity of the listed Patents uniquely positions Koolbridge Solar to not only

further support the growth of the Company within the renewable energy field with

advanced products and concepts but are also being made available to potential

licensees in the energy field who do not have this advanced technology as part of

their product offerings. The SLC is protected by a Foundational U.S. Patent titled:

Smart Load Center for Distribution of Power from Two Sources.   This Patent allows

the Smart Load Center to switch each load in a residence from utility to renewable

energy and back again on a circuit-by-circuit basis.

The Smart Load Center is a residential energy management and intelligent power

redistribution system initially targeting new communities as well as retrofitting

existing homes. The SLC is an ideal solution for either grid-tied or off-grid homes.

Our target markets for the Smart Load Center are significant

Industry experts predict 5 million new homes and 5 million existing homes to

convert to solar during the next 5 years. State laws are beginning to mandate that

all new homes are built being solar compliant. The projected growth of this $17.0

Billion dollar   industry is expected to double in the next five years.

We greatly appreciate you taking the time to learn about our journey to

revolutionize smart, clean, and renewable energy.

Thank you for taking the time to learn how you can join Koolbridge Solar on its

journey to revolutionize smart, clean, and renewable energy.   The Koolbridge Solar

Management, Directors and Advisor teams consists of exceptional technology and

operational business experts representing more than 300-years of successful business experience; over 550 - U.S. utility patents have been granted to this

exceptional team.   We believe that the Smart Load Center should be the

intelligent breaker box today and will be the smart breaker box of the future.

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